Delisting Determination,The Nasdaq Stock Market, LLC,
January 25, 2018, Rennova Health, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock and warrant of Giga-tronics Incorporated (the Company), effective at the opening of the trading session on February 5, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).
The Company was notified of the Staffs determination on August 17, 2017. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
October 23, 2017 denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on October 25, 2017.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on December 7, 2017.